JNL INVESTORS SERIES TRUST
                    1 Corporate Way, Lansing, Michigan 48951
                                 (517) 381-5500



September 18, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:      JNL Investors Series Trust
         File Nos: 333-43300 and 811-10041

Dear Sir/Madam:

We are transmitting herewith for filing through EDGAR Post-Effective Amendment No. 3 to the Registration Statement under the Securities Act of 1933 and
Amendment No. 4 under the Investment Company Act of 1940 for the above-referenced Registrant. This filing is being made pursuant to paragraph (a) of Rule 485.

This Amendment is being filed to reflect the following changes:

     (i) the addition of three funds to be sub-advised by Mellon Capital Management Corporation;

     (ii) the addition of one fund to be sub-advised by Wellington Management Company LLP;

     (iii) the addition of one fund to be advised by Jackson National Asset Management, LLC; and (iv) to reflect other changes.

If you have any questions, please contact me at 517-367-4336.

Sincerely,

/s/  Susan S. Rhee

Susan S. Rhee

encs.